June 16, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0405

Attn:  Mr. Jason Wynn

Re:

Idaho General Mines, Inc.

Registration Statement on Form SB-2  (File No. 333-132909)

Ladies and Gentlemen:

Enclosed please find Amendment No. 1 to the Registration Statement on Form SB-2 (the “Registration Statement”) filed by Idaho General Mines, Inc. (the “Company”).  Please be informed that, upon clearing all of the Staff’s comments regarding the Registration Statement,  the Company intends to make an oral request for acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”).  Such request may be made by an officer of the Company or by any attorney with Preston Gates & Ellis LLP.

In connection with such a request for acceleration of effectiveness of the Registration Statement, the Company confirms that it is aware of its obligations under the Securities Act, and hereby acknowledges:

•

that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration will not foreclose the Commission from taking any action with respect thereto;

•

that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

that the Company may not assert this action by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IDAHO GENERAL MINES, INC.

By:   /s/  Matthew F. Russell

Matthew F. Russell

Executive Vice President – Operations and

Chief Operating Officer

cc:  Gary J. Kocher